                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               TRANSITION REPORT

                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
          FOR THE TWO MONTH TRANSITION PERIOD ENDED DECEMBER 31, 2001
                          COMMISSION FILE NUMBER 1-4171

                                 KELLOGG COMPANY
            BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)

                                 --------------

                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

KELLOGG COMPANY
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                                                 PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS FOR THE TWO MONTHS ENDED
  DECEMBER 31, 2001 AND THE YEAR ENDED OCTOBER 31, 2001

   Statement of net assets available for benefits                                                  2

   Statement of changes in net assets available for benefits                                       3

   Notes to financial statements                                                                  4-9

ADDITIONAL INFORMATION:

   Schedule of assets (held at end of year) - December 31, 2001                                   10

   Schedule of reportable transactions - For the Two Months Ended
     December 31, 2001                                                                            11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Participants of the
Kellogg Company
Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the "Plan") at December 31, 2001 and October 31, 2001, and the changes in net assets available for benefits for the two months ended December 31, 2001 and year ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the two months ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Battle Creek, Michigan
June 12, 2002

KELLOGG COMPANY                                                                2
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                         FOR THE TWO MONTHS         FOR THE YEAR
                                                                                ENDED                   ENDED
                                                                          DECEMBER 31, 2001       OCTOBER 31, 2001
ASSETS:
Receivables:
   Employer contributions                                                  $      72,905            $      88,754
   Employee contributions                                                        179,221                  222,118
   Interest                                                                        8,018                   13,126
                                                                           -------------            -------------

      Total receivables                                                          260,144                  323,998
                                                                           -------------            -------------

Investments:
   Plan's interest in Master Trust                                           493,505,408              486,712,927
   Loans to participants                                                       7,002,483                7,162,379
                                                                           -------------            -------------

      Total investments                                                      500,507,891              493,875,306
                                                                           -------------            -------------

Total assets                                                                 500,768,035              494,199,304
                                                                           -------------            -------------

LIABILITIES:
Investment services fees                                                          34,459                   31,310
                                                                           -------------            -------------

Total liabilities                                                                 34,459                   31,310
                                                                           -------------            -------------

Net assets available for benefits                                          $ 500,733,576            $ 494,167,994
                                                                           =============            =============

See accompanying notes to financial statements

KELLOGG COMPANY                                                                3
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                         FOR THE TWO MONTHS         FOR THE YEAR
                                                                                ENDED                   ENDED
                                                                          DECEMBER 31, 2001       OCTOBER 31, 2001
CONTRIBUTIONS:
   Employer                                                                $     814,470            $   4,986,894
   Employee                                                                    2,007,008               12,415,157
   Rollovers from other qualified plans                                                                     1,638
                                                                           -------------            -------------

       Total contributions                                                     2,821,478               17,403,689
                                                                           -------------            -------------

Earnings on Investments:
   Plan's interest in income (loss) of Master Trust                           11,641,598                 (595,177)
   Interest income                                                                84,336                  636,509
   Trustee fees                                                                  (21,070)                (102,563)
                                                                           -------------            -------------

       Total earnings (loss) on investments, net                              11,704,864                  (61,231)
                                                                           -------------            -------------

Participant withdrawals                                                       (7,960,760)             (47,389,010)
Net transfers between Plans                                                                               (93,260)
                                                                           -------------            -------------

Net increase (decrease)                                                        6,565,582              (30,139,812)

Net assets available for benefits at beginning of year                       494,167,994              524,307,806
                                                                           -------------            -------------

Net assets available for benefits at end of year                           $ 500,733,576            $ 494,167,994
                                                                           =============            =============

See accompanying notes to financial statements

KELLOGG COMPANY                                                                4
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CHANGE IN PLAN YEAR

     On November 1, 2001, the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan ("the Plan") was amended. As a result of the amendment, the Plan's year now ends on December
     31. Previously, the Plan year began on November 1 and ended on October 31. As such, the Plan will report on a short Plan year for the two months ended December 31, 2001.

     BASIS OF ACCOUNTING

     The Plan operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by Kellogg Company.

     INVESTMENTS

     All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     ALLOCATION OF NET INVESTMENT INCOME TO PARTICIPANTS

     Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   PROVISIONS OF THE PLAN

     PLAN ADMINISTRATION

     The Plan is administered by trustees appointed by Kellogg and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union.

KELLOGG COMPANY                                                                5
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.   PROVISIONS OF THE PLAN (CONTINUED)

     PLAN PARTICIPATION

     Generally, all Kellogg Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 274-G and 401-G are eligible to participate in the Plan.

     Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 21 percent of their annual wages. Total deferrals in any taxable year may not exceed $10,500. Employee contributions not exceeding 5 percent of wages are matched by Kellogg Company at an 80 percent rate, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

     Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent. Following is a summary of the Plan's investment options:

          The BOND INDEX FUND invests only in top-rated securities, as well as certain mortgage-backed securities to compensate for yield. This fund seeks to meet or exceed the total return of the Lehman Brothers Government/Corporate Bond Index, a standard benchmark for this type of fund.

          The STABLE VALUE FUND invests primarily in investment contracts issued by a diversified group of insurance companies and other financial institutions. This fund seeks to provide a generally steady level of current income, plus stability of principal.

          The U.S. EQUITY INDEX FUND buys and holds securities in the same capitalization weight ratio as they appear in the S&P 500 Index. Securities are traded only when there is contribution or redemption activity, a change in the composition of the S&P 500 Index or the receipt of dividend income.

          The KELLOGG COMPANY STOCK FUND provides returns in the form of dividend income and stock price changes. Return is based solely on the Company's stock performance.

          The LARGE COMPANY EQUITY FUND is a value-oriented growth and income fund. The fund seeks investment opportunities in U.S. common stocks that are not overly recommended and are considered to be good values.

          The SMALL COMPANY EQUITY FUND invests primarily in common stocks of small, rapidly growing U.S. companies. The fund seeks to provide long-term growth of capital and income by investing in U.S.-based equity securities.

KELLOGG COMPANY                                                                6
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.   PROVISIONS OF THE PLAN (CONTINUED)

          The INTERNATIONAL EQUITY FUND invests in common and preferred stocks, convertibles, American Depositary Receipts, Global Depositary Receipts, bonds (generally rated "A" or better), government securities, nonconvertible preferred stocks, and cash. At least 65% of assets will be invested in issuers in Europe or the Pacific Basin.

          The CONSERVATIVE PRE-MIXED FUND is a combination of the Fixed Income Fund (10%), the Bond Index Fund (50%), the U.S. Equity Index Fund (20%), the International Equity Fund (10%) and the Small Company Equity Fund (10%).

          The AGGRESSIVE PRE-MIXED FUND is a combination of the U.S. Equity Index Fund (25%), the Large Company Equity Fund (25%), the International Equity Fund (20%) and the Small Company Equity Fund (30%).

     VESTING

     Participant account balances are fully vested.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

     PARTICIPANT DISTRIBUTIONS

     Participants may elect to withdraw all or a portion of their contributions made after October 31, 1978, plus related net investment income. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations. Under certain circumstances and subject to approval by the Trustees, participants may request withdrawal of a portion of Company contributions and their own contributions made prior to November 1, 1978, including net investment income thereon.

     Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is less than $5,000, the terminated participant will receive the account balance in a lump sum.

     Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

KELLOGG COMPANY                                                                7
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2.   PROVISIONS OF THE PLAN (CONTINUED)

     TERMINATION

     While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

3.   INCOME TAX STATUS

     The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 25, 1996 regarding the Plan's qualification under applicable income tax regulations as an entity exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.   KELLOGG COMPANY MASTER TRUST

     Through May 31, 2001, assets of the Plan have been combined for investment purposes with assets of the Kellogg Company Savings and Investment Plan and Kellogg Company sponsored pension plans in the Kellogg Company Master Trust. On June 1, 2001, the assets of the Kellogg Company sponsored pension plans were transferred from the Kellogg Company Master Trust to the Kellogg Company Master Retirement Trust.

     The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Kellogg Company Master Trust net assets at December 31, 2001 and October 31, 2001 and the changes in net assets for the two months and year then ended are as follows:

KELLOGG COMPANY                                                                8
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. KELLOGG COMPANY MASTER TRUST (CONTINUED)

                          KELLOGG COMPANY MASTER TRUST
    SCHEDULE OF ASSETS AND LIABILITIES FOR MASTER TRUST INVESTMENT ACCOUNTS


                                              PENSION PLANS            SAVINGS & INVESTMENT PLANS                 TOTAL

                                         12/31/2001   10/31/2001        12/31/2001      10/31/2001      12/31/2001     10/31/2001
                                       ---------------------------   ------------------------------   -----------------------------
CASH/EQUIVALENTS:
       Interest Bearing Cash             $        0   $         0      $ 20,270,332   $ 15,268,851       20,270,332     15,268,851
                                       ---------------------------   ------------------------------   -----------------------------
             TOTAL CASH/EQUIVALENTS                                      20,270,332     15,268,851       20,270,332     15,268,851
                                       ---------------------------   ------------------------------   -----------------------------
RECEIVABLES                                                               3,264,407      2,472,616        3,264,407      2,472,616
                                       ---------------------------   ------------------------------   -----------------------------
GENERAL INVESTMENTS:
       Long Term U.S. Gov't Securities                                   13,158,671     20,021,549       13,158,671     20,021,549
       Short Term U.S. Gov't Securities                                   4,099,850      2,077,233        4,099,850      2,077,233
       Corporate Debt - Long Term                                        11,246,043     10,902,625       11,246,043     10,902,625
       Corporate Debt - Short Term                                        3,415,615      2,758,280        3,415,615      2,758,280
       Corporate Stocks - Common                                        349,904,057    334,188,529      349,904,057    334,188,529
       Guaranteed Investment Contracts                                  524,256,792    531,282,331      524,256,792    531,282,331
                                       ---------------------------   ------------------------------   -----------------------------
             TOTAL INVESTMENTS                                          906,081,028    901,230,547      906,081,028    901,230,547
                                       ---------------------------   ------------------------------   -----------------------------
             TOTAL ASSETS                                               929,615,767    918,972,014      929,615,767    918,972,014
                                       ---------------------------   ------------------------------   -----------------------------
PAYABLES
       Unsettled Trades                                                    (409,909)    (6,755,042)        (409,909)    (6,755,042)
                                       ---------------------------   ------------------------------   -----------------------------
             TOTAL LIABILITIES                                             (409,909)    (6,755,042)        (409,909)    (6,755,042)
                                       ---------------------------   ------------------------------   -----------------------------
             NET ASSETS                  $        0   $         0      $929,205,858   $912,216,972     $929,205,858   $912,216,972
                                       ===========================   ==============================   =============================

Percentage Interest held by the Plan                                           53.1%          53.4%            53.1%          53.4%

KELLOGG COMPANY                                                                9
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4. KELLOGG COMPANY MASTER TRUST (CONTINUED)

                          KELLOGG COMPANY MASTER TRUST
             SCHEDULE OF INCOME AND EXPENSES, CHANGES IN NET ASSETS
 AND NET INCREASE (DECREASE) IN NET ASSETS OF MASTER TRUST INVESTMENT ACCOUNTS

                                           PENSION PLANS            SAVINGS & INVESTMENT PLANS                TOTAL

                                    12/31/2001       10/31/2001      12/31/2001     10/31/2001     12/31/2001        10/31/2001
                                  ------------------------------- ------------------------------  ------------------------------
Transfer of Assets Into
    Investment Account               $        0     $ 36,648,054    $150,385,669   $714,055,873   $150,385,669   $  750,703,927
Earnings on Investments
    Interest                                           8,833,924       5,560,100     32,788,527      5,560,100       41,622,451
    Dividends                                          2,952,001       2,021,123      4,335,875      2,021,123        7,287,876
    Pooled Fund Income                                   221,702                                                        221,702
    Miscellaneous                                        (97,541)                                                       (97,541)
    Net Realized Gain/(Loss)                          32,433,806       4,938,051     (7,923,772)     4,938,051       24,510,034
                                  ------------------------------- ------------------------------  ------------------------------
TOTAL ADDITIONS                                       80,991,946     162,904,943    743,256,503    162,904,943      824,248,449
                                  ------------------------------- ------------------------------  ------------------------------
Transfer of Assets Out of
    Investment Account                               (68,736,883)   (158,959,024)  (771,745,394)  (158,959,024)    (840,482,277)
Fees and Commissions                                    (909,924)        (82,194)      (502,897)       (82,194)      (1,412,821)
Transfers Out of Master Trust
Transfers Out of Master Trust                       (839,885,857)                                                  (839,885,857)
                                  ------------------------------- ------------------------------  ------------------------------
TOTAL DISTRIBUTIONS                                 (909,532,664)   (159,041,218)  (772,248,291)  (159,041,218)  (1,681,780,955)
                                  ------------------------------- ------------------------------  ------------------------------
Change in Unrealized Appreciation                    (51,567,413)     13,125,161    (48,085,205)    13,125,161      (99,652,618)
                                  ------------------------------- ------------------------------  ------------------------------
NET CHANGE IN ASSETS                                (880,108,131)     16,988,886    (77,076,993)    16,988,886     (957,185,124)
Net Assets at Beginning of Year                      880,108,131     912,216,972    989,293,965    912,216,972    1,869,402,096
                                  ------------------------------- ------------------------------  ------------------------------
Net Assets at End of Year            $        0     $          0    $929,205,858   $912,216,972   $929,205,858   $  912,216,972
                                  =============================== ==============================  ==============================

KELLOGG COMPANY                                                               10
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - DECEMBER 31, 2001

                                                                               MARKET
SECURITY DESCRIPTION                                      COST                 VALUE
Loans to participants                                 $         -         $    7,002,483
                                                      ===========         ==============

KELLOGG COMPANY                                                               11
BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS - FOR THE TWO MONTHS ENDED DECEMBER 31, 2001

                                                  CURRENT VALUE AT TRANSACTION DATE
                                               ----------------------------------------         COST OF               NET
                                                     NET                        NET           SECURITIES           REALIZED
IDENTITY OF ISSUE                              PURCHASE PRICE               SALES PRICE          SOLD                GAIN
None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 27, 2002                Bakery, Confectionery, Tobacco Workers
                                    and Grain Millers
                                    Savings and Investment Plan


                                             /s/ John Bryant
                                    -------------------------------------
                                    John A. Bryant
                                    Senior Vice President and Chief
                                    Financial Officer, Kellogg Company

                         EXHIBIT           DESCRIPTION OF EXHIBIT
                         -------           ----------------------

                           23       Consent of Independent Accountants